ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«18th» December 2007г. [redacted] № 13-07-650

08000139

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

SUPPL

AO

Re: Surgutneftegas ~~OJSC~~ (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the following information on a significant fact "Information on reorganization of the Issuer, its subsidiaries and dependent companies" dated December, 14th, 2007.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

PROCESSED
JAN 22 2008
THOMSON
FINANCIAL

Enclosure: a copy of 1 page.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«18» декабря 2007г. № 13-07-650

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о существенном факте «Сведения о реорганизации эмитента, его дочерних и зависимых обществ» от 14 декабря 2007 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам — С.А.Фёдоров

Колесникова
(7 3462) 42 65 02

Information on a Significant Fact
"Information on Reorganization of the Issuer, its Subsidiaries and Dependent Companies"

1. General Information	
1.1. The issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The issuer's OGRN code	***1028600584540***
1.5. The issuer's taxpayer identification number (INN)	***8602060555***
1.6.The issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content
2.1. Form of reorganization: ***transformation.***
2.2. Authorized management body of the issuer's dependent company that adopted a resolution for reorganization and the date of such resolution: ***extraordinary general shareholders' meeting of Joint-stock company "Media-Invest", 21 June 2007.***
2.3.1. Date of the Minutes of the meeting/hearing held by the authorized management body that adopted a resolution for reorganization: ***21 June 2007.***
2.3.2. Number of the Minutes of the meeting/hearing held by the authorized management body that adopted a resolution for reorganization: ***Minutes No.9.***
2.4.1. Full corporate name of the reorganized legal entity: ***Joint-stock company "Media-Invest".***
2.4.2. Abbreviated corporate name of the reorganized legal entity: ***JSC "Media-Invest".***
2.4.3. Location of the reorganized legal entity: ***Zubovsky bulvar 17, bldg. 1, Moscow 119847, Russia.***
2.5.1. Full corporate name of the legal entity after reorganization: ***Limited liability company "Media-Invest".***
2.5.2. Abbreviated corporate name of the legal entity after reorganization: ***LLC "Media-Invest".***
2.5.3. Location of the legal entity after reorganization: ***Zubovsky bulvar 17, bldg. 1, Moscow 119847, Russia.***
2.6. The issuer's share in the charter capital of the commercial organization after reorganization as of the date of reorganization: ***25%.***
2.7. Date of reorganization (date of state registration of the legal entity after its transformation): ***13 November 2007.***

3. Signature	
3.1. ***Director General OJSC "Surgutneftegas"*** _______________	***Vladimir L. Bogdanov***
3.2. Date 14 December 2007	Stamp

END